FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ___ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on approval obtained on Qinbei Power Plant Phase III Coal-Fired Generating Units Expansion Project of Huaneng Power Inc. (the “Registrant”), made by the Registrant on December 16, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 16, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED ON
QINBEI POWER PLANT PHASE III COAL-FIRED
GENERATING UNITS EXPANSION PROJECT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that one 1,000 MW domestic ultra-supercritical coal-fired generating unit of the Phase III Project at Qinbei Power Plant (in which the Company owns 60% equity interest) has recently been approved by the National Development and Reform Commission of the People’s Republic of China.

This Project will install high-performance electrostatic precipitators, flue-gas desulphurisation and denitrification facilities as well as on-line flue-gas on-going monitoring system, and will additionally install denitrification facilities at one 600 MW generating unit of the Phase II Project. Various emission indices at the power plant will satisfy the environmental protection requirements of the State.

The total investment amount of the Project is estimated to be approximately RMB4.18 billion, of which 20% is equity capital to be funded by internal funds of the Company, Henan Province Construction Investment Company and Henan Province Jiyuan City Construction Investment Company according to the capital contribution ratios of 60%, 35% and 5%, respectively. The remaining investment will be funded by bank loans.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
16 December 2010